Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 1, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment and Promissory Note – GlenRise 4th Street LLC

On September 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, GlenRise 4th Street LLC (the “GlenLine Controlled Subsidiary”), for an initial purchase price of $5,850,000, which is the initial stated value of our equity interest in the GlenLine Controlled Subsidiary (the GlenLine Investment”). The GlenLine Controlled Subsidiary used the proceeds to close on the acquisition of a dual-tenant industrial flex building containing approximately 33,000 square feet of net rentable area on an approximately 1.7-acre site (the “GlenLine 4th Street Property”). The closing of both the initial GlenLine Investment and the GlenLine 4th Street Property occurred concurrently.

The GlenLine Controlled Subsidiary is managed by GlenLine Investments (“GlenLine”), which is a privately-held real estate investment firm headquartered in Bethesda, Maryland, formed in 2019 and backed by two Washington real estate family offices, Minkoff Development and Fred Schnider Investment Group. GlenLine’s primary focus is the acquisition and active asset management of urban infill, small-bay industrial properties.

Pursuant to the agreements governing the GlenLine Investment, our consent is required for all major decisions regarding the GlenLine Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the GlenLine Investment, paid directly by the GlenLine Controlled Subsidiary.

The GlenLine 4th Street Property was acquired for a purchase price of approximately $13,300,000. GlenLine anticipates closing costs of approximately $465,000 for due diligence, title insurance, transfer costs, origination fee/acquisition fee and legal, as well as additional soft costs and working capital costs of approximately $235,000, bringing the total anticipated project cost for the GlenLine 4th Street Property to approximately $14,000,000.

To finance the acquisition of the GlenLine 4th Street Property, a $7,500,000 promissory note was provided to the GlenLine Controlled Subsidiary by Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), which we subsequently acquired (the “GlenLine Promissory Note”). The GlenLine Promissory Note features an interest rate of 5.5% per annum, with an amount equal to 5.5% per annum paid current on a monthly basis through the maturity date of March 1, 2020. GlenLine anticipates that the GlenLine Promissory Note will be fully paid off and replaced by third-party, permanent financing prior to the maturity date of March 1, 2020; however, such result cannot be guaranteed. As the GlenLine Promissory Note was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

The remaining equity contributions to the GlenLine Controlled Subsidiary are being contributed 90% by the Company and 10% by GlenLine and its affiliates.

The GlenLine 4th Street Property is an approximately 33,000 square foot industrial building in northeast Washington, D.C. As of September 25, 2019, the property was 100% occupied with two tenants. One tenant leases approximately 3,000 square feet and will be moving out upon the expiration of the term of their lease on December 31, 2019. Upon expiration, the vacant space is expected to be marketed and leased. The remaining space, which is approximately 90% of the building is leased through 2023, with one five-year extension option through 2028. The property was originally constructed in 1904 and renovated in 1996.

The GlenLine 4th Street Property is walkable to retail and amenities in Eckington and NoMa, such as Trader Joes, Union Market, Harris Teeter, REI, and West Elm. This area is a vibrant, growing neighborhood, centrally located near Capitol Hill, the H Street Corridor, Downtown, Mt. Vernon Triangle, and Shaw, with over 2,500 residential units under construction in the immediate vicinity of the GlenLine 4th Street Property. These developments are expected to continue to draw large numbers of new residents to the submarket and drive demand for the potential of future redevelopment of this site.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Capital Expenditures*	Projected Stabilized General Vacancy	Projected Land Value $/SF FAR Year 1	Projected Land Value Annual Growth Rate	Projected Hold Period (Years)
Washington D.C. - GlenLine 4th Street Property - GlenRise 4th Street LLC	8.6% – 11.9%	$170,000	0.0%	$60/SF FAR	3.0%	10
*Capital	Expenditures anticipated throughout the holding period.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.